FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Capital Increase by LINE Securities Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 8, 2019	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Capital Increase by LINE Securities Corporation

Tokyo, January 8, 2019—Nomura Holdings, Inc. today announced that LINE Securities Corporation1 resolved at a general shareholders’ meeting held today to issue new shares allocated to Nomura and LINE Financial Corporation.

This is in accordance with the news release titled “Nomura, LINE, and LINE Financial Sign Joint Venture Agreement as part of Financial Business Alliance” issued on May 25, 2018.

https://www.nomuraholdings.com/news/nr/holdings/20180525/20180525.pdf

The paid-in capital will be 19,800 million yen and the payment date will be January 16, 2019.

Following the capital increase, LINE Securities will have total capital and capital reserve of 20 billion yen. Nomura will own 49% of LINE Securities.

LINE Securities aims to leverage the rich user base and exceptional user interface and experience that LINE offers, together with Nomura’s expertise in the financial services industry, to provide new brokerage solutions in response to the asset-building needs of LINE users.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

[1]	Established as LINE Securities Preparatory Corporation on June 1, 2018; Trade name will change to LINE Securities Corporation before operations commence.